Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are a flyer and accompanying booklet on how to vote for the proposals, which are being mailed to participants in each of Empire State Building Associates L.L.C., and to participants in 60 East 42nd Street Associates L.L.C. and 250 West 57th Street Associates L.L.C. on February 19, 2013.

•

We have always seen our investors as part of a family, and it is our mission to preserve and enhance the value of your investment. We firmly believe the proposed transaction offers great benefits and is the best path forward.

•	We want to make filling out the forms you received as easy as possible. Inside this package you will find everything you need to vote “FOR” the transaction, including:

•	Step-by-step instructions explaining how to vote “FOR” the transaction

•	A personalized Consent Form

•	A postage paid return envelope in which to submit your Consent Form

We Are Here to Help and Answer Any Question You May Have

1.	CONSULT our public SEC filings for the most detailed information about the proposed transaction.

2.	WATCH the DVD we sent you, which includes videos on the transaction’s structure, benefits and more.

3.	VISIT our website at www.EmpireStateRealtyTrust.com, where new content is uploaded regularly, and register for a conference call with us.

4.	CALL our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 to speak to a professional who has been trained to answer your questions over the phone.

5.	E-MAIL us at inquiries@malkinholdings.com with your questions or for help registering for a conference call or filling out your consent form.

MAIL YOUR CONSENT FORM BACK TODAY TO MAKE YOUR VOTE COUNT!

What Do You Get With a

“NO” or “ABSTAIN” Vote?

If the status quo remains and the transaction does not proceed, we believe you will:

•	Continue to own an ILLIQUID interest

•	Receive INCONSISTENT and VOLATILE DISTRIBUTIONS

•	Significantly LIMIT YOUR ABILITY TO MONETIZE any part of your investments

•	Remain subject to ARCHAIC OWNERSHIP STRUCTURE

•	Remain subject to the RISK OF DAMAGING DEADLOCKS from Helmsley Estate’s sale of its stakes

•	Be UNABLE TO FILE YOUR TAXES by April 15th

•	Experience RISK OF INCONSISTENT PERFORMANCE of single property

•	Have REDUCED GROWTH OPPORTUNITIES

We think the Status Quo is a False Choice that Limits the Value of Your Important Investment and Risks Your Returns

We believe the proposals are fair and beneficial. We acknowledge in documents on file with the SEC that we have a fiduciary responsibility to our investors. We believe the transaction offers better advantages and opportunities than status quo. We Think the Choice for our Investors is Clear and Urge You Vote In Your Own Best Interest For Our Proposals.

There are material risks and conflicts of interest associated with the consolidation, which are described in the prospectus/consent solicitation statement. This letter contains forward-looking statements and actual results could materially differ from our expectations, as described in more detail in the prospectus/consent solicitation statement.

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.

MALKIN HOLDINGS

PROPOSAL REGARDING

EMPIRE STATE

REALTY TRUST

How

to

Vote

“FOR”

the

Proposals

Sample consent form with step-by-step instructions inside.

You may also watch a video on how to complete your consent on the DVD we sent you or on our website: www.EmpireStateRealtyTrust.com

Sample ballot for investor voting for each of the proposals

EMPIRE STATE BUILDING ASSOCIATES L.L.C. CONSENT FORM

Reference is made to the Prospectus/Consent Solicitation Statement and the related Prospectus Supplement and Notice of Consent Solicitation to Participants, each dated January 21, 2013. The undersigned participant in the entity named above (the “subject LLC”) hereby votes as set forth below with respect to all participation interests in the subject LLC which the undersigned may be entitled to vote:

Please check the appropriate box.

1. PROPOSED CONSOLIDATION

FOR ☑ AGAINST ☐ ABSTAIN ☐

The consolidation (“the consolidation”) of the subject LLC into Empire State Realty Trust, Inc. (the “company”) as described in the Prospectus/Consent Solicitation Statement and the Supplement referred to below, including the authorization of Malkin Holdings LLC (the “supervisor”) to take, on behalf of the subject LLC, any and all actions that are necessary or appropriate to carry out the consolidation. By voting for the consolidation, the undersigned hereby agrees to all the terms of the Contribution Agreement attached as Appendix B to the Prospectus Supplement (the “Supplement”) with respect to the subject LLC (the “Contribution Agreement”).

2. ELECTION OF CONSIDERATION IN A CONSOLIDATION

NOTE: In the consolidation, as described in the Prospectus/Consent Solicitation Statement:

(i) if you elect to receive operating partnership units of Empire State Realty OP, L.P. (“Operating Partnership Units”), it is generally expected that you should be treated as receiving the Operating Partnership Units in a tax-deferred transaction; and

(ii) if you elect to receive any Class A common stock of Empire State Realty Trust, Inc. (“Class A Stock”) or Class B common stock of Empire State Realty Trust, Inc. (“Class B Stock”), it is generally expected that you should be treated as receiving such common stock in a taxable transaction.

Participants should read the discussion under the heading “U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Consequences of the Consolidation” in the Prospectus/Consent Solicitation Statement for information regarding the tax consequences of the consolidation.

I elect to receive my consideration in a consolidation in the following percentages, which must total 100%:

(a) (b) (c)

     %      OPERATING PARTNERSHIP UNITS, without taking any Class B Stock in place of any such Operating Partnership Units.

100%     OPERATING PARTNERSHIP UNITS with CLASS B STOCK, on the basis that I will receive one share of Class B Stock (entitling me to 50 votes) in place of one Operating Partnership Unit out of every 50 Operating Partnership Units which I would otherwise receive.

     %      CLASS A STOCK

Items (a), (b), and (c) must total 100%.

To the extent the percentages filled in above total less than 100% or are not filled in at all, the unelected amount will be deemed to be an election for Operating Partnership Units under Item (a).

3. PROPOSED THIRD-PARTY PORTFOLIO SALE
FOR ☑ AGAINST ☐ ABSTAIN ☐

1.      Check “FOR” the proposed consolidation at the top of the page.

2.      Choose what form of consideration you will choose to receive (tax deferred OP Units, Class A shares or Class B shares). The Election shown is for an investor electing 98% tax deferral and voting securities.

3.      Check “FOR” the proposed third party portfolio sale at the bottom of the page.

Authorization of the supervisor to approve an offer from an unaffiliated third-party to purchase the consolidated portfolio if a definitive agreement is signed by December 31, 2015, and to take on behalf of the subject LLC any and all actions that are necessary or appropriate to carry out the foregoing, on the terms described in the Prospectus/Consent Solicitation Statement and Supplement.

4. REQUEST FOR VOLUNTARY PRO RATA REIMBURSEMENT FOR LITIGATION AND ARBITRATION COSTS
CONSENTS TO ☑ DOES NOT CONSENT TO ☐ ABSTAIN ☐

Voluntary pro rata reimbursement to the supervisor and Peter L. Malkin as described in the Prospectus/ Consent Solicitation Statement and Supplement for the prior advances of all costs, plus interest, incurred in connection with litigations and arbitrations with the former property manager and leasing agent of the property in which the subject LLC owns an interest.

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THIS CONSENT SOLICITATION IS MADE ON BEHALF OF THE SUPERVISOR, MALKIN HOLDINGS LLC. THE SUPERVISOR RECOMMENDS THAT PARTICIPANTS CONSENT TO EACH OF THE FOREGOING ITEMS.

WHAT EACH PARTICIPANT RECEIVES IN THE CONSOLIDATION OR THIRD-PARTY PORTFOLIO SALE WILL BE BASED ON THE ALLOCATION MADE IN ACCORDANCE WITH THE EXCHANGE VALUE SHOWN IN THE PROSPECTUS/CONSENT SOLICITATION AS MADE BY DUFF & PHELPS, LLC (THE “INDEPENDENT VALUER”) AND THE ENTERPRISE VALUE DETERMINED IN THE COMPANY’S INITIAL PUBLIC OFFERING (THE “IPO”) OR SUCH SALE.

IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEMS 1 OR 3, THE PARTICIPANT WILL BE DEEMED TO HAVE CONSENTED TO SUCH ITEM. IF THIS CONSENT FORM IS SIGNED AND RETURNED WITHOUT A CHOICE INDICATED AS TO ITEM 4, THE PARTICIPANT WILL BE DEEMED NOT TO HAVE CONSENTED TO SUCH ITEM.

IF YOU HAVE ANY QUESTIONS OR NEED ASSISTANCE IN COMPLETING THIS FORM, PLEASE CALL MACKENZIE PARTNERS, INC. (888-410-7850), WHICH HAS BEEN ENGAGED BY THE SUPERVISOR TO ASSIST IN ANSWERING PARTICIPANT INQUIRIES.

PLEASE SIGN, DATE AND PROMPTLY RETURN THIS CONSENT FORM, INCLUDING (1) THE ENCLOSED CERTIFICATE OF NON-FOREIGN STATUS (IF APPLICABLE) AND (2) THE ENCLOSED INTERNAL REVENUE SERVICE FORM W-9 (OR OTHER APPLICABLE FORM), ALL IN THE ENVELOPE PROVIDED. NO POSTAGE IS REQUIRED IF MAILED IN THE U.S. (ALTERNATIVELY, YOU MAY FAX TO 212-929-0308)

If you own participation interests in more than one group in the subject LLC, your consent applies to all such interests.

        This consent form signature page also constitutes the signature page for the Lockup Agreement, the form of which is the exhibit to the Contribution Agreement. This consent form signature page also constitutes the signature page for the Limited Partnership Agreement and Registration Rights Agreement, the forms of which are attached as Appendixes D and E, respectively, to the Supplement. By executing this consent form, you agree to be bound by each such applicable agreement in the form attached to the Contribution Agreement or the Supplement, as applicable, all with the same effect as if you signed that agreement. Execution of this page constitutes execution of each such agreement, and the undersigned authorizes this page to be attached as a counterpart signature page for each such agreement.

This consent form must be completed and returned before the expiration date determined by the supervisor.

Date: Month/Day, 2013

PAGE 2 1. Check “CONSENTS TO” the request for voluntary pro rata reimbursement for litigation and arbitration costs. 2. Enter THE DATE you have filled out this section.

Name of Participant:
Investor ID#:

Original investment:	$_____________
Exchange Value*:	$_____________
Voluntary Reimbursement Share:	$_____________
/s/ John Doe
Signature(s) of Participant or Authorized Signatory	Signature(s) of Participant or Authorized Signatory

Title (if Trust or entity)	Title (if Trust or entity)

Please sign your name exactly as shown in print above. If there are two or more joint holders, all such holders must sign. If signing as attorney-in-fact, executor, administrator, trustee or guardian, please give your full title. If signing for an entity (corporation, partnership, or limited liability company), please give your full title (officer, partner, or authorized person). If more than one signature is required, this consent form may be executed in separate counterparts.

* Exchange value has been derived from the appraisal by the Independent Valuer and does not represent the value of the consideration you will receive in the consolidation, which will be based on the enterprise value determined in connection with the pricing of the IPO. The enterprise value (which is based on the IPO price) will be determined by, among other things, market conditions at the time of pricing of the IPO, the historical and future performance of the company and its portfolio of properties and the market’s view of the company’s net asset value and other valuation metrics. Today, some REITs’ common stock trades at a premium to perceived net asset value and others trade at a discount to perceived net asset value. The market’s view of the company’s net asset value determined in connection with the IPO could be less than the exchange values determined based on the Appraisal. The Appraisal was undertaken in connection with establishing relative value for the purpose of allocation of interests in the company among contributors of interests in the properties and not to establish the value of shares of common stock in the company upon completion of the IPO. In contrast, the pricing of REIT initial public offerings generally takes into account different factors not considered in the Appraisal, including current conditions in the securities markets, investor preferences and the market’s view of the company’s management team. Additionally, the Appraisal did not take into account transaction costs for the consolidation and the IPO.

The supervisor believes that initial public offering pricing for REIT common stock generally is at a discount to the market price for common stock of well-established, publicly-traded REITs, and that the company’s IPO pricing will be no different. For this and other reasons, the supervisor expects that the enterprise value at the pricing of the IPO will be lower than the aggregate exchange value at the pricing of the IPO, and such discount at the pricing of the IPO could be material and substantial. This discount cannot be determined until the pricing of the IPO. As the company continues to develop a track record as a public company, the supervisor believes that the company’s trading price following the IPO will be based on, among other things, the company’s historical and future performance, its performance relative to its peers, market conditions generally and its continued seasoning in the public markets. The company currently intends to pay regular quarterly dividends based on the performance of the company and its portfolio of properties, rather than just one property, and those distributions are required to be at least 90% of annual REIT taxable income (determined without regard to the deduction for dividends paid, and excluding net capital gains) to maintain its qualification as a REIT. REIT taxable income will be determined by the performance of the portfolio of the company’s properties and unaffected by its stock price.

1. Don’t forget to SIGN this page!

CERTIFICATION OF NON-FOREIGN STATUS (INDIVIDUAL PARTICIPANT)

Reference is made to the Prospectus/Consent Solicitation Statement and the related Supplement and Notice of Consent Solicitation to Participants, each dated , 2013 (the “Consent Solicitations”).

To inform Empire State Realty OP, L.P. that withholding of tax is not required upon the consummation of the transactions contemplated in the Consent Solicitations, the undersigned hereby certifies the following:

1. My name is John Doe.
2. I am not a nonresident alien for purposes of U.S. federal income taxation;
3. My U.S. taxpayer identifying number (Social Security number) is 123-45-6789; and
4. My home address is 123 Circle Lane, City, State, Zip.

I understand that this certificate may be disclosed to the Internal Revenue Service by Empire State Realty OP, L.P. and that any false statement I have made here could be punished by fine, imprisonment or both.

Under penalties of perjury I declare that I have examined this certification and to the best of my knowledge and belief it is true, correct and complete.
Date: Month/Day, 2013
/s/ John Doe
Signature(s) of Participant	Signature(s) of Participant

1.      Print YOUR NAME on the line indicated.

2.      Enter YOUR SOCIAL SECURITY NUMBER on the line indicated.

3.      Enter YOUR ADDRESS on the line indicated.

4.      Enter THE DATE you have filled out this section.

5.      SIGN the page on line indicated.

THIS IRS FORM W-9 MUST BE COMPLETED BY ALL U.S. PERSONS PARTICIPATING IN THE CONSOLIDATION. NON-U.S. PERSONS SHALL COMPLETE THE APPLICABLE IRS FORM W-8. FAILURE TO COMPLETE AND RETURN THIS FORM (OR FOR NON-U.S. PERSONS, THE APPLICABLE IRS FORM W-8) MAY RESULT IN BACKUP WITHHOLDING ON ANY PAYMENTS MADE TO YOU PURSUANT TO THE CONSOLIDATION. ADDITIONAL INSTRUCTIONS ARE AVAILABLE ONLINE AT http://www.irs.gov/pub/irs-pdf/fw9.pdf.

TAXPAYER’S NAME:

SUBSTITUTE FORM W-9 Department of the Treasury Internal Revenue Service Payer’s Request for Taxpayer Identification No.	Part I Taxpayer Identification No.—For All Accounts

Enter your taxpayer identification number in the appropriate box. For most individuals and sole proprietors, this is your social security number. For other entities, it is your employer identification number. If you do not have a number, see “How to Get a TIN” in the online instructions, available at: http://www.irs.gov/pub/irs-pdf/fw9.pdf. Note: If the account is in more than one name, see the chart in the online instructions to determine what number to enter.

	123-45-6789 Social Security Number OR Employer Identification Number	Part II—For Payees Exempt From Backup Withholding, see the additional instructions available online at http://www.irs.gov/pub/irs-pdf/fw9.pdf.

Check appropriate box:
☑ Individual/Sole proprietor ☐ C Corporation ☐ S Corporation ☐ Partnership ☐ Trust/Estate ☐ Limited liability company.
Enter tax classification (D = disregarded entity, C = corporation, P = partnership) V ☐ Other (specify)

☑ Exempt from Backup Withholding

Part III Certification—Under penalties of perjury, I certify that:

(1) The number shown on this form is my correct taxpayer identification number or I am waiting for a number to be issued to me;

PAGE 5 1. ENTER your SOCIAL SECURITY NUMBER where indicated. 2. CHECK the appropriate box, most likely: “INDIVIDUAL/SOLE PROPRIETOR.” 3. CHECK “EXEMPT FROM BACKUP WITHHOLDING”.

(2)	I am not subject to backup withholding either because (a) I am exempt from backup withholding, or (b) I have not been notified by the Internal Revenue Service (“IRS”) that I am subject to backup withholding as a result of a failure to report all interest or dividends, or (c) the IRS has notified me that I am no longer subject to backup withholding; and

(3)	I am a U.S. person (including a U.S. resident alien).

Certification Instructions—You must cross out item (2) above if you have been notified by the IRS that you are currently subject to backup withholding because you have failed to report all interest and dividends on your tax return.

The IRS does not require your consent to any provision of the documents accompanying this form other than the certifications required to avoid backup withholding.

SIGNATURE /s/ John Doe	DATE	Month/Day, 2013

PAGE 6

1. SIGN and DATE where indicated.

After you have completed the ballot, please RETURN YOUR CONSENT FORM:

• BY MAIL in the postage-paid envelope to MacKenzie Partners, 105 Madison Avenue, NY, NY 10016, or • BY FAX to 212-929-0308.

MALKIN HOLDINGS

PROPOSAL REGARDING

EMPIRE STATE REALTY TRUST

www.EmpireStateRealtyTrust.com

Investors are urged to review the Registration Statement on Form S-4, the prospectus/consent solicitation statement, which you have received, and other related documents now filed or to be filed with the SEC because they contain important information. You can obtain them, without charge, on the SEC’s website at www.sec.gov. You can also obtain, without charge, a copy of the prospectus/consent solicitation statement and the supplements relating to the individual entities by contacting Ned H. Cohen at 212 687-8700 at Malkin Holdings LLC.